N E W S R E L E A S E

November 14, 2013

Nevsun Declares Semi-Annual Dividend of US$0.07 Per Share

Nevsun Resources Ltd. (TSX:NSU / NYSE MKT: NSU) (Nevsun or the Company) is pleased to advise that its Board of Directors has declared a semi-annual cash dividend of US$0.07 per common share (US$0.14 per common share annually).  The dividend is payable on January 15, 2014, to shareholders of record as of the close of business on December 31, 2013.  This is the sixth dividend payment under the Company’s progressive dividend policy.

"Nevsun has a strong balance sheet and this dividend policy confirms our continuing focus on generating cash flow from operations and providing a healthy return to shareholders,” said Cliff Davis, CEO.

This dividend qualifies as an 'eligible dividend' for Canadian income tax purposes.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is a Vancouver-based mining company.  Nevsun’s 60%-owned Bisha Mine commenced commercial production in February 2011 and ranks as one of the highest grade open pit copper mines in the world.  Nevsun has a strong balance sheet to grow shareholder value through exploration at Bisha and acquisition of additional mining assets.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free: 1 866 684 6730 Email: NSU@kincommunications.com Website: www.nevsun.com